Mail Stop 3561

September 8, 2006

Mr. Francis P. Jenkins, Jr.
Chairman of the Board and Chief Executive Officer
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

> Re:  **Shermen WSC Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed on August 7, 2006**
> **File No. 333-133869**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note your disclosure on page 52, if the company complies with Section 281(b) of the Delaware General Corporation Law, the company will be required to adopt a plan of distribution that "will provide for our payment … of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years."  Your current disclosure regarding Section 281(b) of the DGCL does not appear to address all three categories of

claims by creditors which may arise.  Additionally, we note your disclosure on page 53 that, "As a result, the claims that could be made against us are significantly limited and the likelihood that any claim would result in liability extending to the trust is remote."  It appears that the company cannot predict with certainty:  (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of Mr. Jenkins to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors.  Please revise the disclosure throughout the prospectus, to disclose the requirements of section 281(b) of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.  Also please clearly indicate whether creditor claims are required to be provided for prior to any distribution of the funds held in trust to the stockholders.

The Offering, page 3

Proceeds to be held in trust, page 5

2.      The description does not appear to include the $1,000,000 contingent investment banking fee.  See page 13.  Also revise accordingly in the summary, the subsection "Liquidation if no business combination."

3.      The description on page 6 of Mr. Jenkins' personal liability to pay debts, obligations and liabilities of the company would appear to include any claims by any target company generally.  See also pages 9-10 (reference to claims of target businesses).  Please add the conditions to such personal liability.  See Exhibit 10.2, Section 2 on page 2 (letter agreement between registrant and Mr. Jenkins).

Summary Financial Data, page 12

4.      It appears that the discussion should refer to "public shareholders" in the fifth line of the carryover paragraph on page 13, since the existing shareholders have waived their respective rights to participate in any liquidation distribution with respect to shares of common stock that they owned prior to the offering.  See pages 8-9.  Please advise or revise.

Risk Factors, page 14

5.      Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, thus the warrant holder may be unable to exercise the warrant when desired. Therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

6.      The last sentence in the thirty-second risk factor, which mentions the founder warrants, appears to be misplaced in what is otherwise a general discussion of warrants held by public stockholders. Please discuss in a separate risk factor the contrast between the unconditional exercise right of the warrants held by founders and the right of public offering warrant holders to exercise their warrants conditioned upon the existence of an effective registration statement.

Use of Proceeds, page 33

7.      We note that the discussion of the proposed use of working capital does not appear to include the anticipated costs of dissolution and liquidation, if that should become necessary. Please advise or revise.

Financial Statements

Notes to Financial Statements

Note C - Proposed offering, F-8

8.      We note your revised disclosures in response to prior comment 9 of our letter dated July 25, 2006. However, we note that unit purchase option agreement (UPO) (Exhibit 4.7) and the related disclosures in the registration statement do not explicitly state that you will not be obligated to settle for cash in the event you are unable to deliver registered securities, they do not explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement. Please explain to us how you have considered this in evaluating the classification of the warrants and unit purchase option under the guidance in paragraph 17 of EITF 00-19. Please advise or revise as necessary.

9.      We note your revised disclosures in your amended warrant agreement in response to our prior comment 9 of our letter dated July 25, 2006.  Please revise your description of the warrants in the notes to be consistent with your warrant agreement (refer to Exhibit 4.5, Section 3.3.2) and disclose that (i) in no event will you be required to net cash settle the warrant exercise, (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless.  Also, please revise the features of the warrants described on page 70 (description of securities).

Other Regulatory

10.     Please provide a currently dated and signed consent in any amendment.

* * * * * *

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

        You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck, who reviewed your filing, at (202) 551-3233 with any other questions.

                                        Sincerely,


                                        John Reynolds
                                        Assistant Director


cc:     Gerald Adler, Esq.
        Fax: (212) 698-3599